February 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Cardiff Lexington Corporation
Registration Statement on Form S-1, as amended
File No. 333-292145

Ladies and Gentlemen:

Reference is made to our letter dated January 29, 2026, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for January 30, 2026, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and hereby withdraw our request for acceleration of the effective date.

Very truly yours,

R. F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name: Robert Hackel Title: Chief Operating Officer